UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___ )*


                         KERZNER INTERNATIONAL LIMITED
------------------------------------------------------------------------------
                               (Name of Issuer)

                      Ordinary Shares ($0.001 par value)
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   P8797T13
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                                (CUSIP Number)

                            Richard M. Levine, Esq.
                 Executive Vice-President and General Counsel
                         Kerzner International Limited
                                 Coral Towers
                         Paradise Island, The Bahamas
                                (242) 363-6000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 20, 2006
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8797T13                      13D                 Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Howard B. Kerzner

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not applicable (natural person)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     South African
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    500,000(1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    500,000(1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     500,000(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.36%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
(1) See Item 5.

Item 1.  Security and Issuer

          This Schedule 13D ("Statement") is related to the ordinary shares, $.001 par value per share (the "Ordinary Shares") of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of The Bahamas ("Kerzner"). The address of the principal executive offices of Kerzner is Coral Towers, Paradise Island, The Bahamas.

Item 2.  Identity and Background


(a)-(b) This Statement is filed on behalf of Howard B. Kerzner. Mr. Kerzner's business address is Kerzner International Limited, Executive Offices, Coral Towers, Paradise Island, The Bahamas.

(c) Mr. Kerzner is Chief Executive Officer and a director of Kerzner, Coral Towers, Paradise Island, The Bahamas.

(d)-(e) Mr. Kerzner has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Kerzner is a citizen of South Africa.

Item 3.  Source and Amount of Funds or Other Consideration

          Pursuant to the Restricted Stock Agreement (the "Restricted Stock Agreement"), dated as of August 4, 2005, between Kerzner and Mr. Kerzner, Kerzner granted 500,000 restricted Ordinary Shares (the "Restricted Shares") to Mr. Kerzner in consideration of Mr. Kerzner's services to Kerzner.

Item 4.  Purpose of Transaction

         Mr. Kerzner acquired the Restricted Shares as consideration for Mr. Kerzner's services to Kerzner. The Restricted Shares were originally acquired for investment purposes. On March 17, 2006, K-Two Holdco Limited, a newly formed International Business Company organized under the laws of The Bahamas and controlled by Mr. Kerzner, Solomon Kerzner, Istithmar PJSC ("Istithmar"), and investment funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 ("Whitehall"), Colony Capital Acquisitions, LLC, Providence Equity Partners, Inc., and The Related Companies, L.P., submitted to Kerzner's board of directors, a proposal to acquire all of the outstanding Ordinary Shares (the "Proposal"). On March 20, 2006, a special committee of independent directors (the "Special Committee") consisting of Peter Buckley, Howard Marks, Eric Siegel and Heinrich von Rantzau, which was formed to, among other things, consider the terms and conditions of the Proposal, unanimously recommended that Kerzner's full board of directors approve the Agreement and Plan of Merger, dated March 20, 2006 (the "Merger Agreement"), among Kerzner, K-Two Holdco Limited ("Parent"), and K-2 Subco Limited, a newly formed International Business Company organized under the laws of The Bahamas and a wholly-owned subsidiary of Parent ("Merger Sub"), and on March 20, 2006, upon receipt of the recommendation of the Special Committee, the board of directors approved the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into Kerzner (the "Merger") with Kerzner continuing as the surviving corporation. At the effective time of the Merger, each then outstanding Ordinary Share (except for any Ordinary Shares owned by Parent, Merger Sub, Kerzner or any of Kerzner's wholly-owned subsidiaries which will be cancelled at the effective time of the Merger and any Ordinary Shares held by holders who have properly exercised dissenters' rights) will be converted into the right to receive $76.00 in cash, without interest (the "Merger Consideration").

         On March 20, 2006, Kerzner issued a press release (the "Press Release") announcing the execution of the Merger Agreement.

         Concurrently with the execution of the Merger Agreement, Mr. Kerzner, Solomon Kerzner and World Leisure Group Limited ("WLG"), a British Virgin Islands holding company controlled by the Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands, and the Howard B. Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands, entered into an equity rollover commitment letter (the "Equity Rollover Commitment Letter"), pursuant to which, and subject to the conditions set forth therein, immediately prior to the effective time of the Merger, in exchange for capital stock of

Parent, Mr. Kerzner, Solomon Kerzner and WLG will transfer, contribute and deliver to Newco an aggregate of 3,289,474 Ordinary Shares (including the Restricted Shares held by Mr. Kerzner), which shares will be cancelled and retired in the Merger and will not be entitled to receive the Merger Consideration.

          In addition, concurrently with the execution of the Merger Agreement, at the specific request of Kerzner, and as an inducement to Kerzner's willingness to enter into the Merger Agreement, WLG, Mr. Kerzner and Howard B. Kerzner entered into a voting agreement with Kerzner relating to 3,795,794 Ordinary Shares held for the account of WLG and any Ordinary Shares acquired by WLG, Mr. Kerzner and Howard B. Kerzner (the "Holders") subsequent to the date of the Voting Agreement (collectively, the "Subject Shares"). The Restricted Shares do not constitute Subject Shares for purposes of the Voting Agreement. However, any Ordinary Shares acquired by Mr. Kerzner subsequent to the date of the Voting Agreement will constitute Subject Shares.

          Pursuant to the Voting Agreement, each of the Holders has agreed to vote or execute consents with respect to the number of Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement at any shareholder meeting (or any adjournment or postponement thereof) held for the purpose of obtaining approval of the Merger Agreement or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought.

          In addition, in the event that the Merger Agreement is terminated by Kerzner to enter into a definitive agreement with respect to a Superior Alternative Transaction (as defined below) in accordance with the terms of the Merger Agreement, each of the Holders has agreed to vote or execute consents with respect to the Subject Shares beneficially owned as of the applicable record date in favor of the approval of any proposal to approve the Superior Alternative Transaction (or any proposal to approve a definitive agreement relating thereto) (a "Superior Alternative Transaction Proposal") at any shareholder meeting (or any adjournment or postponement thereof) called to seek the approval of a Superior Alternative Transaction Proposal or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to a Superior Alternative Transaction Proposal is sought. In the event that any Superior Alternative Transaction is structured as a tender or exchange offer, the Holders have agreed to (i) accept such offer with respect to all Subject Shares and tender or exchange, as applicable, all the Subject Shares pursuant to such offer and (ii) not withdraw any Subject Shares tendered pursuant to such offer.

          "Superior Alternative Transaction" means a Superior Proposal (as defined below) pursuant to which all Ordinary Shares outstanding immediately prior to the consummation of such transaction shall be purchased for or be converted into an amount in cash equal to no less than the sum of (x) the Merger Consideration and (y) $2.00. A Superior Alternative Transaction Proposal does not include a Superior Proposal effected other than in a single transaction or a series of related transactions, the consummation of each of which is expressly conditioned on the consummation of each other related transaction, and all of which are in fact consummated concurrently.

          "Superior Proposal" means a Company Acquisition Proposal (as defined below), which was not obtained in violation of the non-solicitation covenant contained in the Merger Agreement, and which the Board of Directors of Kerzner (acting through the Special Committee, if such committee still exists, or otherwise by resolution of a majority of its disinterested directors) in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of Kerzner (in their capacities as shareholders) than the transactions contemplated by the Merger Agreement (x) after receiving the advice of its financial advisor (who shall be a nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms set forth in the Merger Agreement) and (z) after taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal; provided that for purposes of the definition of "Superior Proposal", the references to "30% or more" in the definition of Company Acquisition Proposal are deemed to be references to "a majority" and the definition of Company Acquisition Proposal shall only refer to a transaction or series of transactions (i) directly involving Kerzner (and not exclusively its subsidiaries) or (ii) involving a sale or transfer of all or substantially all of the assets of Kerzner and its Subsidiaries, taken as a whole.

          "Company Acquisition Proposal" means any inquiry, proposal or offer from any person or group of persons other than Parent, Merger Sub or their respective affiliates relating to any direct or indirect acquisition or purchase (whether in a single transaction or a series of transactions) of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of Kerzner and its subsidiaries, taken as a whole, or 30% or more of any class or series of equity securities of Kerzner or its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of equity securities of Kerzner or its subsidiaries, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Kerzner (or any subsidiary or subsidiaries of Kerzner whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of Kerzner and its subsidiaries, taken as a whole).

          In addition, pursuant to the Voting Agreement, the Holders have agreed not to transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including, without limitation, any profit sharing arrangement) with respect to the Transfer of, any Subject Shares, to any person other than pursuant to the Merger, except that (x) until the earlier of (i) the approval of the Merger by the shareholders of Kerzner and (ii) the termination of the Merger Agreement in accordance with its terms (the "Voting Period"), the Holders may Transfer any Subject Shares to any of their respective affiliates controlled by Mr. Kerzner or Howard B. Kerzner and (y) from and after the Voting Period, the Holders may Transfer any Subject Shares to any person, provided that the effectiveness of the Transfers described in clauses (x) and
(y) are conditioned on the transferee agreeing to be bound by the provisions of the Voting Agreement in a form reasonably satisfactory to Kerzner. Furthermore, the Holders have agreed not to enter into any other voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares.

          Upon consummation of the Merger, it is contemplated that the Ordinary Shares will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          The memorandum of association and articles of association of Kerzner, as amended to read in their entirety as the memorandum of association and articles of association of Merger Sub as in effect immediately prior to the effective time of the Merger, will be the memorandum of association and articles of association of the surviving corporation in the Merger. Additionally, the directors of Merger Sub at the effective time of the Merger will be the directors of the surviving corporation in the Merger.

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Restricted Stock Agreement, the Merger Agreement, the Press Release, the Equity Rollover Commitment Letter and the Voting Agreement, each of which is included as an exhibit hereto and is incorporated herein by reference.

          Other than as described above, Mr. Kerzner does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) to (j) of Item 4 of Schedule 13D, although Mr. Kerzner reserves the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a)-(b)   Mr. Kerzner:

          Sole Voting Power:         500,000
          Shared Voting Power:       0
          Sole Dispositive Power:    500,000
          Shared Dispositive Power:  0

          Rows (7) through (11) and (13) of the cover page to this Statement are hereby incorporated by reference. Mr. Kerzner beneficially owns an aggregate of 500,000 Ordinary Shares, which represents 1.36% of the Ordinary Shares outstanding. For purposes of calculating the percentages set forth in this Item 5, the number of Ordinary Shares outstanding is assumed to be 36,718,698 (which is the number of Ordinary Shares which Kerzner represented in the Merger Agreement were outstanding on March 20, 2006).

          In addition, as a result of the matters described in Item 4 above, Mr. Kerzner may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with Istithmar, Whitehall and Solomon Kerzner. As a result, Mr. Kerzner may be deemed to beneficially own the Ordinary Shares beneficially owned by Istithmar, Whitehall and Solomon Kerzner. Based on information supplied by Istithmar, Whitehall and Solomon Kerzner, respectively, as of March 20, 2006, Istithmar beneficially owned 4,500,000 Ordinary Shares, Whitehall may have been deemed to have beneficially owned no more than 8,371 Ordinary Shares and Solomon Kerzner beneficially owned 3,912,019 Ordinary Shares (excluding any Ordinary Shares beneficially owned by Mr. Kerzner which may be deemed to be beneficially owned by Istithmar, Whitehall or Solomon Kerzner). The Ordinary Shares beneficially owned by Mr. Kerzner, Istithmar, Whitehall and Solomon Kerzner represent approximately 24.3% of the Ordinary Shares outstanding. Mr. Kerzner disclaims beneficial ownership over all Ordinary Shares beneficially owned by Istithmar, Whitehall or Solomon Kerzner.

(c) Mr. Kerzner has not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by Mr. Kerzner.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

          The Restricted Shares were granted to Mr. Kerzner subject to the terms of the Restricted Stock Agreement. The Restricted Shares are divided into five tranches, each of 100,000 Restricted Shares that vest, subject to conditions in the Restricted Stock Agreement, upon the price of the Ordinary Shares reaching target prices ranging from $75 to $95. The Restricted Stock Agreement does not provide for vesting of any of the Restricted Shares until 2009 at the earliest and postpones the vesting of the final tranche of Restricted Shares until not earlier than 2011, except in limited circumstances that relate to a termination of Mr. Kerzner's employment or the occurrence of a change of control of Kerzner. In addition, in all cases, the vesting of the granted Restricted Shares is subject to achievement of specified target stock prices (other than in the event of a change of control, in which case the vesting is based upon a deal price above certain specified thresholds). In addition, prior to vesting, the Restricted Shares must be voted by Mr. Kerzner in accordance with the recommendations of Kerzner's Board of Directors or, in the event that the Board of Directors does not make a recommendation, in the same proportion as all other Ordinary Shares. Furthermore, prior to vesting, the Restricted Shares may not be transferred, pledged, assigned, hypothecated or otherwise disposed of in any way by Mr. Kerzner. Notwithstanding the terms of the Restricted Stock Agreement, the Merger Agreement provides that the Restricted Shares will vest and become free of restrictions immediately prior to the effective time of the Merger.

          The foregoing description of the Restricted Stock Agreement is qualified in its entirety by reference to the Restricted Stock Agreement, which is included as an exhibit hereto and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit A   Restricted Stock Agreement, dated as of August 4, 2005, between
            Kerzner International Limited and Howard B. Kerzner (incorporated by reference to Exhibit 4.1 to Kerzner International Limited's
            Form 6-K furnished to the SEC on August 5, 2005, File no.
            001-04226)

Exhibit B   Agreement and Plan of Merger, dated as of March 20, 2006, by and among Kerzner International Limited, K- Two Holdco Limited and
            K-Two Subco Limited (incorporated by reference to Exhibit 2.1 to
            Kerzner International Limited's Form 6-K furnished to the SEC on
            March 20, 2006, File no. 001-04226)

Exhibit C   Press release dated March 20, 2006 (incorporated by reference to
            Exhibit 99.1 to Kerzner International Limited's Form 6-K furnished to the SEC on March 20, 2006, File no. 001-04226)

Exhibit D   Voting Agreement, dated as of March 20, 2006, by and among
            Kerzner International Limited, World Leisure Group Limited,
            Solomon Kerzner and Howard B. Kerzner (incorporated by reference to Exhibit 10.2 to Kerzner International Limited's Form 6-K furnished to the SEC on March 20, 2006, File no. 001-04226)

Exhibit E   Equity Rollover Commitment Letter, dated as of March 20, 2006, from World Leisure Group Limited, Solomon Kerzner and Howard B.
            Kerzner to K-Two Holdco Limited (incorporated by reference to
            Exhibit I to Amendment No. 5 to the Schedule 13D filed by Solomon
            Kerzner with the SEC on March 23, 2006, File no. 005-48645)

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2006



                                       By:  /s/ Howard B. Kerzner
                                          -------------------------------------
                                          Name:  Howard B. Kerzner

                                 EXHIBIT INDEX


Exhibit A   Restricted Stock Agreement, dated as of August 4, 2005, between
            Kerzner International Limited and Howard B. Kerzner (incorporated by reference to Exhibit 4.1 to Kerzner International Limited's
            Form 6-K furnished to the SEC on August 5, 2005, File no.
            001-04226)

Exhibit B   Agreement and Plan of Merger, dated as of March 20, 2006, by and among Kerzner International Limited, K- Two Holdco Limited and
            K-Two Subco Limited (incorporated by reference to Exhibit 2.1 to
            Kerzner International Limited's Form 6-K furnished to the SEC on
            March 20, 2006, File no. 001-04226)

Exhibit C   Press release dated March 20, 2006 (incorporated by reference to
            Exhibit 99.1 to Kerzner International Limited's Form 6-K furnished to the SEC on March 20, 2006, File no. 001-04226)

Exhibit D   Voting Agreement, dated as of March 20, 2006, by and among
            Kerzner International Limited, World Leisure Group Limited,
            Solomon Kerzner and Howard B. Kerzner (incorporated by reference to Exhibit 10.2 to Kerzner International Limited's Form 6-K furnished to the SEC on March 20, 2006, File no. 001-04226)

Exhibit E   Equity Rollover Commitment Letter, dated as of March 20, 2006, from World Leisure Group Limited, Solomon Kerzner and Howard B.
            Kerzner to K-Two Holdco Limited (incorporated by reference to
            Exhibit I to Amendment No. 5 to the Schedule 13D filed by Solomon
            Kerzner with the SEC on March 23, 2006, File no. 005-48645)